SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on June 14, 2016, to reflect a reduction in the operating expense limit, effective as of June 28, 2016)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Wasmer Schroeder High Yield Municipal Fund	0.95%